Exhibit 4.32

Execution Version

Beijing Nesound International Media Corp., Ltd.

AND

Shenzhen Xunlei Networking Technologies Co., Ltd.

AND

Shenzhen Xunlei Kankan Information Technologies Co., Ltd.

Equity Transfer Agreement

For

Shenzhen Xunlei Kankan Information Technologies Co., Ltd.

May of 2015

Equity Transfer Agreement

This Equity Transfer Agreement (“Agreement”) is duly made and entered into by and among the following Parties on May 13, 2015 in Shenzhen, PRC:

(1)	Shenzhen Xunlei Networking Technologies Co., Ltd. (“Transferor”), a limited liability company incorporated and existing under the PRC laws, with its registered address at 7&8/F, No.11 Building, Shenzhen Software Park, Keji Mid. 2nd Road, Nanshan District, Shenzhen, and its legal representative being ZOU Shenglong;

(2)	Beijing Nesound International Media Corp., Ltd. (“Transferee”), a company limited by shares incorporated and existing under the PRC laws, with its registered address at Room 601, 6/F, Hezhan Mansion, No.79 Banjing Road, Haidian District, Beijing, and its legal representative being LIU Wenwu; and

(3)	Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (“Target Company”), a limited liability company incorporated and existing under the PRC laws, with its registered address at Room 701, No.11 Building, Shenzhen Software Park Phase II, Keji Mid. 2nd Road, Nanshan District, Shenzhen, and its legal representative being JIN Hui.

(The Transferor, the Transferee and the Target Company shall be hereinafter referred to collectively as the “Parties”, and individually as a “Party” while the other party as the “Other Party”.)

WHEREAS

A.	The Target Company mainly engages in the Internet online video business, including the PC and mobile video play services, which specifically refers to the provision of video watching service to Internet users through its self-built website after obtaining the legal information network dissemination right and other relevant copyright of the video by means of self-production, procurement, exchange, introduction or otherwise (“Target Business”);

B.	On the date of this Agreement, the Transferor holds all registered capital (i.e. RMB10 million in total) of the Target Company and is the sole shareholder of the Target Company;

C.	The Transferor, the Transferee and the Target Company have entered into an acquisition framework agreement on March 31, 2015 (“Acquisition Framework Agreement”), under which, the Transferor will transfer all of its equity in the Target Company to the Transferee, and transfer the assets, staff and business contracts relating to the Target Business to the Target Company or the Transferee (“Transaction”), so that the Target Company can carry out the Target Business as an independent going concern from the Closing Date;

D.	The Transferor, the Transferee and the Target Company will enter into a business and assets transfer agreement on May 14, 2015 (“Business and Assets Transfer Agreement”), under which, the Transferor will transfer the assets, staff and business contracts relating to the Target Business held by it to the Target Company, upon effectiveness of this Agreement; and

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E.	The Transferee desires to purchase, and the Transferor agrees to transfer to the Transferee, the 100% equity of the Target Company held by the Transferor in accordance with the terms and conditions of this Agreement.

Therefore, the Parties have agreed as follows with respect to the Equity Transfer:

Article 1     Definitions and Interpretation

1.1	Definitions

Unless otherwise defined herein, when used herein, the following terms shall have the following meanings:

Agreement	refers to this Equity Transfer Agreement, including any other document (if any) assigning, supplementing, revising and replacing such Agreement.

Indemnifying Party	shall have the meaning ascribed thereto in Item (1) of Article 8.4 hereof.

Force Majeure	refers to political turmoil, earthquake, typhoon, flood, fire, war or other events that are unpredictable and the occurrence and consequence of which is inevitable or unpreventable, to the Parties.

Financial Statements	shall have the meaning ascribed thereto in Article 7.1 of Appendix II hereto.

Date of Financial Statements	refers to March 31, 2015.

Related Parties	shall have the meaning ascribed thereto in the Accounting Standards for Enterprises No.36 — Disclosure of Related Parties (Cai Kuai [2006] No.3).

Related Party Transaction	shall have the meaning of “Related Party Transaction” as ascribed thereto in the Accounting Standards for Enterprises No.36 — Disclosure of Related Parties (Cai Kuai [2006] No.3).

SARFT	refers to the State Administration of Press, Publication, Radio, Film and Television of the PRC.

Equity Transfer	shall have the meaning ascribed thereto in Article 2.1 hereof.

AIC	refers to the State Administration for Industry and Commerce of the PRC and local institutions exercising similar powers at all levels.

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Completion of Industrial and Commercial Registration/Complete Industrial and Commercial Registration	refers to that the Target Company completes the application for change registration with the AIC with respect to the Equity Transfer pursuant to the Transaction Documents, and the Transferee has been registered as the sole shareholder of the Target Company, and the AIC has issued the changed business license to the Target Company with respect to the Equity Transfer.

Business Day	refers to any day other than Saturday, Sunday or statutory holidays in the PRC.

Post-closing Obligations	shall have the meaning ascribed thereto in Article 5.1 hereof.

Closing Date	shall have the meaning ascribed thereto in Article 3.1 hereof (i.e. the definition of Closing Date in the Business and Assets Transfer Agreement).

Transaction Documents	refer to this Agreement, the Business and Assets Transfer Agreement, the Collaboration and Non-competition Agreement and the appendices and schedules to the said documents.

Accounting Rules	refer to the accounting systems, rules and principles and normative documents applicable to the Target Company on the date of this Agreement.

Target Company	shall have the meaning ascribed thereto in the recital of this Agreement; and for the avoidance of doubt, any reference to the Target Company herein shall also include the branches of the Target Company, including but not limited to Shenzhen Xunlei Kankan Information Technologies Co., Ltd., Beijing Branch.

Target Website	refers to collectively the Target Domain and the websites on the same URL, i.e. Kankan Website (www.kankan.com).

Target Domain	refers to kankan.com.

Approval	refers to any franchise, license, permit, approval, waiver, consent, authorization, registration or filing issued by any Governmental Authority.

Encumbrance	refers to any mortgage, lien, guarantee, pledge, security interest, preemptive right or other adverse claim or third party encumbrance.

Person	refers to any natural person, legal person, partnership, limited liability company, company limited by shares, society, trust, unincorporated organization, or any other legal entity of whatsoever nature that is established under any Applicable Laws, or any Governmental Authority.

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Litigation	shall have the meaning ascribed thereto in Article 11.1 of Appendix II hereto.

Audio-visual License	refers to the License for Online Transmission of Audio-visual Programs issued by the SARFT.

Applicable Laws	with respect to any Person, refers to the public, valid and applicable ordinances, laws, administrative regulations, local regulations, rules, decisions, orders, judicial interpretation, judgment, verdicts, arbitration awards or other normative documents that are binding upon such Person or any property of such Person.

Indemnified Party	shall have the meaning ascribed thereto in Item (1) of Article 8.4 hereof.

Transferee	shall have the meaning ascribed thereto in the recital hereof.

Tax	refers to any form of tax, collection, duty, dues, levies or any withholding tax of any nature (including but not limited to the individual income tax, enterprise income tax, business tax, stamp tax or any relevant fine, punishment, surcharge or interest) that is imposed, collected or levied, or is receivable, by any tax authority of any applicable jurisdiction under Applicable Laws.

Alternative Transaction	shall have the meaning ascribed thereto in Item (1) of Article 7.3 hereof.

Conditions Precedent	shall have the meaning ascribed thereto in Article 4.1 hereof.

Confirmation on Conditions Precedent	shall have the meaning ascribed thereto in Item (12) of Article 4.1 hereof.

Yuan	refers to Renminbi, the legal currency of the PRC.

Subsidiary	with respect to any Person, refers to any legal person, partnership, limited liability company, company limited by shares, society, trust or other entity in which the securities or other interests owned by such Person (individually or through or with the collaboration of any other Person) enable such Person to generally have at least fifty percentage (50%) voting power in terms of election of board of directors or other similar decision-making institution, or enable such Person to be entitled to otherwise determine its businesses and policies.

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Indebtedness	with respect to any Person, refers to all liabilities of such Person and other obligations which may cause such Person to make external payment. With respect to the Target Company, refers to the sum of all obligations (whether existing or conditional) to be paid or repaid by the Target Company in cash, including but not limited to: (a) all obligations towards the borrowed money; (b) any bond (including short-term financing bonds, corporate bonds, bonds and convertible bonds of the Target Company, etc.) or note, etc. that is issued, honored, endorsed or issued but unpaid by the Target Company; (c) any repayment obligation owed to the goods supplier or service provider due to procurement of goods or services or similar arrangement; (d) any repayment obligation generated from issuance of letter of credit by the Target Company; (e) payable premium resulting from the repurchase and exchange of assets, businesses and interests; (f) all unpaid liabilities for which the Target Company has provided guarantee to any Party or otherwise has any direct or indirect payment obligation to any Party; and (g) other financial activities occurred under other transactions and which shall be deemed as liabilities under the PRC Accounting Rules.

Governmental Authority	refers to any government or its affiliated institutions, any department or agency of any government or its affiliated institutions, any legislation authority, court or arbitral tribunal, and any regulatory institution of any stock exchange, with jurisdiction.

Intellectual Property Rights or IPR	refers to any patent, trademark, service mark, registered design, domain name, utility model, copyright, invention, confidential information, trade secret, proprietary production process and equipments, brand name, database right, trade name or any right similar to the aforesaid in any country and region, and the interests of any of the aforesaid (whether registered or not, and including the application for granting the aforesaid and the right to apply for any of the aforesaid in any place of the world).

Material Adverse Effect	refers to any effect, change or development that will individually or together with other effect, change or development (or may be reasonably expected to) cause any obvious adversity to (a) the overall business (especially the Target Business), assets, finance or other conditions, operation results or operation of the Target Company, or (b) the ability of the Transferor and/or the Target Company to complete the Equity Transfer pursuant to the terms of the Transaction Documents (provided that in each case, it shall not include any such adverse effect, change or development that has been cured or remedied during the reasonable time limit).

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Material Contracts	shall have the meaning ascribed thereto in Article 6.2 of Appendix II.

PRC	refers to the People’s Republic of China, and for the purpose of this Agreement, the PRC shall not include Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

Transferor	shall have the meaning ascribed thereto in the recital hereof.

1.2	Interpretation

In this Agreement, unless otherwise stated herein:

(1)	Unless the context otherwise requires, “Article” or “Appendix” refers to the article of or appendix to this Agreement. The WHEREAS Clause of this Agreement shall be an integral part of this Agreement.

(2)	The numbers and headings of articles are inserted for convenience only, and shall not affect the interpretation or construction of this Agreement.

(3)	Any reference to an “Article” without any indication immediately following to any particular part of such Article, shall be deemed to refer to all content of such Article instead of any item, paragraph or provision of such Article.

(4)	“Written/in writing” refers to the correspondence sent by letter, email or fax.

(5)	“Including” and similar words are not restrictive, and the term “without limitation” shall be deemed to immediately follow “including” when interpreting “including”.

(6)	If the occurrence date of any event as provided in this Agreement is on a day other than a Business Day, such event shall be deemed to occur on the Business Day immediately following such date.

(7)	When used herein, “no less than” shall include the number per se.

Article 2     Equity Transfer and Consideration

2.1	Equity Transfer

As of the date of this Agreement, the registered capital of the Target Company is Ten Million Yuan (RMB10,1000,000), all contributed in currency and has been paid in full by the Transferor. All equity of the Target Company held by the Transferor is free from any Encumbrance. Subject to compliance with all provisions of this Agreement, the Transferee agrees to purchase from the Transferor the 100% equity of the Target Company held by the Transferor, and the Transferor agrees to transfer such equity to the Transferee (“Equity Transfer”).

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2.2	Equity Transfer Consideration

The aggregate consideration for Equity Transfer shall be Ten Million Yuan (RMB10,000,000) in total (“Consideration”). The Transferee shall pay the Consideration to the Transferor in accordance with Article 3 hereof.

2.3	Excluded Liabilities

(1)	Unless otherwise provided in the Transaction Documents, no provision of this Agreement shall assign to the Transferee or be construed as the Transferee’s acceptance of, any responsibility or obligation that is not explicitly accepted by it under this Agreement, including:

(a)	Any tax liability of the Transferor and the Target Company or any of its Related Parties occurred before the Closing Date, whether it has due at that time; and

(b)	Any responsibility or obligation of the Transferor and the Target Company and any of its Related Parties occurred before the Closing Date.

(2)	Unless otherwise provided in the Transaction Documents, the Transferor shall discharge all liabilities, responsibilities and obligations relating to the Target Company that are not explicitly accepted by the Transferee under this Agreement.

Article 3     Payment of Price

3.1	Payment of Price

The Parties unanimously agree that, subject to the satisfaction of all Conditions Precedent set forth in Article 4.1 or the written waiver of such Conditions Precedent by the Transferee, on the payment date of the Second Installment of Price (as defined in the Business and Assets Transfer Agreement) in the Business and Assets Transfer Agreement (“Closing Date”), the Transferee shall remit the Consideration (i.e. Ten Million Yuan (RMB10,000,000)) as provided in Article 2.2 hereof into the payee’s account designated by the Transferor. Meanwhile, on or before the Closing Date, the Transferor shall provide closing documents to the Transferee pursuant to the Transaction Documents. The Parties unanimously confirm that the Closing Date is preliminarily set as May 31, 2015.

3.2	Commencement of Rights

Unless otherwise agreed in the Transaction Documents, prior to the Closing Date, the Transferor shall enjoy and assume all rights and obligations relating to the equity of the Target Company; and from the Closing Date, all rights and obligations relating to the equity of the Target Company transferred by the Transferor shall be enjoyed and assumed by the Transferee.

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Article 4     Conditions Precedent

4.1	Conditions Precedent

The obligation of the Transferee to pay the Consideration is dependent on the Transferee’s written confirmation of the satisfaction (or the Transferee’s written waiver) of all the following conditions (each condition shall be referred to as a “Condition Precedent”):

(1)	The Parties hereto shall have duly executed and delivered this Agreement, and this Agreement shall have become effective and remain in full force and effect on the Closing Date;

(2)	The Transferor has duly performed and complied with the requirements of this Agreement, and duly completed all undertakings and obligations hereunder which shall be performed prior to the Closing Date;

(3)	The representations and warranties made by the Transferor in Article 6.1 hereunder and Articles 1, 2, 3.2, 5, 7, 8, 10, 11, 13 and 15 of Appendix II shall be true and accurate on the date of this Agreement, and remain true and accurate as of the Closing Date as if made on the Closing Date; except for the foregoing, other representations and warranties made by the Transferor in Appendix II hereto shall be true and accurate in material aspects on the date of this Agreement, and remain true and accurate as of the Closing Date as if made on the Closing Date;

(4)	From the date of this Agreement to the Closing Date, there is no valid injunction, prohibition or law to restrict or prohibit the completion of the transaction contemplated hereunder;

(5)	The Target Company has no Material Adverse Effect prior to the Closing Date, except for those caused by the fault of Nesound;

(6)	The Target Company and the Transferor shall have approved the Equity Transfer and the Transaction Documents in accordance with the provisions of their constitutional documents, and such approvals shall remain fully valid on the Closing Date;

(7)	The handover of articles, bank account information, certificates and licenses, seals, documents, accounting vouchers, archives, agreements and contracts and other assets within the normal and reasonable scope, in connection with the Target Company and the Target Business, is completed (except for the specimen seal impression at the bank);

(8)	Pursuant to the Applicable Laws and any contract executed by the Target Company, the notices and/or consents (if any) required to be sent to or obtained from the counterparty of the contract for the purpose of the Equity Transfer shall have been sent or obtained, except for those notices or consents that are not required in accordance with the provisions of the Transaction Documents;

(9)	The Target Company has filed application to the AIC with respect to the matters concerning the Equity Transfer and obtained the acceptance notice issued by the AIC, pursuant to the provisions of this Agreement;

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(10)	The Transferor has submitted to the competent Governmental Authority applications for change of the ICP filing registration, ICP license, network culture operation license (excluding the Audio-visual License) under its name to delete the Target Domain from the said certificates and licenses, and such applications have been officially accepted by the competent authority;

(11)	The Transferor has submitted the renewal application for the Audio-visual License with the SARFT; and

(12)	The Transferor has provided to the Transferee a confirmation on Conditions Precedent (“Confirmation on Conditions Precedent”) (please see Appendix I hereto for the format) that is signed by the authorized representative of the Transferor and confirms the satisfaction of the said conditions above.

4.2	Completion Term and Termination of Conditions Precedent

The Parties shall make best efforts to ensure all Conditions Precedent be satisfied within six months from the date of this Agreement or other period as may be otherwise agreed by the Parties in writing.

Where any Condition Precedent fails to be satisfied due to reasons of the Transferor within the said completion term of the Conditions Precedent and is not waived by the Transferee, and still fails to be satisfied, or waived by the Transferee within thirty (30) Business Days upon receipt of the written notice from the Transferee by the Transferor, the Transferee shall be entitled to issue a written notice to the Target Company and the Transferor to terminate the Transaction Documents, and the Transaction Documents shall be terminated from the date when the Target Company or the Transferor receives such written notice of termination.

Article 5     Post-closing Obligations and Arrangement for Transition Period

5.1	Post-closing Obligations

The Transferor shall complete the following obligations within six months after the Closing Date (each obligation shall be referred to as a “Post-closing Obligation”):

(1)	Make reasonable efforts to cooperate with the Transferee and the Target Company to enable the Target Company to obtain the ICP license, the network culture operation license, the radio and television program production and operation license;

(2)	The Transferor will waive the Audio-visual License in its name so as to cooperate with the Target Company in applying for the Audio-visual License including the Target Domain. The Transferee and the Target Company shall be responsible for applying with the SARFT for obtaining the Audio-visual License including the Target Domain, so as to replace the Audio-visual License in the name of and held by the Transferor, and the Transferor shall provide full cooperation and assistance for this;

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(3)	Make reasonable efforts to cooperate with the Transferee and the Target Company in Completing Industrial and Commercial Registration with respect to the Equity Transfer and obtaining the new business license;

(4)	The Transferee and the Target Company may at any time replace the executive director, legal representative or supervisor of the Target Company after the Closing Date, and the Transferor shall make reasonable efforts to cooperate; and

(5)	The Transferor has duly performed and complied with the requirements of the Transaction Documents including this Agreement.

5.2	Delivery and Replacement of Specimen Seal Impression at the Bank

On the date of receipt of the Consideration by the Transferor, the Transferor agrees to deliver the specimen seal impression of the Target Company at the bank to the Transferee, and cooperate with the Transferee in going through the formalities with the banks for change of the specimen seal impression at the bank and the authorized representative.

5.3	Arrangement for Transitional Period

Unless otherwise agreed in the Transaction Documents, from the date of this Agreement to the Closing Date (“Transition Period”), all revenues and expenditures of the Target Company shall be enjoyed and assumed by the Transferor, and after the Closing Date, all revenues and expenditures of the Target Company shall be enjoyed and assumed by the Target Company and the Transferee.

Article 6     Representations and Warranties

6.1	Representations and Warranties of the Target Company and the Transferor

(1)	The Target Company and the Transferor hereby jointly and severally make the representations and warranties set forth in Article 6.1 and Appendix II to the Transferee. The Target Company and the Transferor confirm that the Transferee’s execution and performance of the Transaction Documents relies on the truth, accuracy and no misleadingness of the representations and warranties of the Target Company and the Transferor.

(2)	The Target Company is legally incorporated and validly existing under the PRC laws. Each of the Target Company and the Transferor has the powers and authorities to execute and perform the Transaction Documents to which it is a party. All actions as necessary for authorizing each of the Target Company and the Transferor to execute and perform the Transaction Documents to which it is a party have been taken or will be taken prior to the date of this Agreement. The Transaction Documents to which the Target Company and the Transferor are parties thereto will become valid and binding obligations of the Target Company and the Transferor upon execution and delivery, and may be enforced against the Target Company and the Transferor in accordance with their respective terms.

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6.2	Representations and Warranties of the Transferee

The Transferee has represented and warranted to the other Parties as follows: the Transferee is legally incorporated and validly existing under the laws at the place of its incorporation; the Transferee has the powers and authorities to execute and perform the Transaction Documents to which it is a party; all actions as necessary for authorizing the Transferee to execute and perform the Transaction Documents to which it is a party have been taken or will be taken prior to the date of this Agreement; the Transaction Documents to which the Transferee is a party will become valid and binding obligations of the Transferee upon execution and delivery, and may be enforced against the Transferee in accordance with their respective terms.

Article 7     Covenants and Undertakings

7.1	Business Operation

(1)	The Target Company and the Transferor undertake that, during the Transition Period, except for the purpose of implementation of this Transaction and unless otherwise agreed by the Parties in writing, the Target Company shall take and the Transferor shall and shall cause the Target Company to take the following actions:

(i)	Operate business, execute and perform contracts in the way consistent with the past practices and prudent business practices and in compliance with the Applicable Laws, in the normal course of business;

(ii)	Make best efforts to ensure that the current employees and other employment forms, suppliers, clients and other Persons with whom it has business connection continue providing services;

(iii)	Guarantee the integrity of the current business organization;

(iv)	Maintain all operating assets and equipments (including any self-owned IPR or IPR held under license) in normal operation and good maintenance conditions;

(v)	Maintain all material operating licenses and qualifications of the Target Company to be continuously effective;

(vi)	Prudently take proper measures to protect its IPR, including but not limited to timely going through the registration formalities for the software independently developed or held by the Target Company or other IPR of the Target Company, as required by the Applicable Laws to maintain the exclusiveness, confidentiality and value of such IPR;

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(vii)	Immediately inform the Transferee of any circumstance leading to any substantial breach of any warranty of the Target Company and the Transferor or other terms of this Agreement; and

(viii)	Make best efforts to deal with and resolve all problems disclosed to the Transferee by the Target Company and the Transferor due to the Equity Transfer and mentioned herein, prior to the date of Completion of Industrial and Commercial Registration.

(2)	The Target Company and the Transferor undertake that, during the Transition Period, except for the purpose of implementation of this Transaction and unless otherwise agreed by the Parties in writing, without prior written consent of the Transferee, the Target Company may not take, and the Transferor may not cause or allow the Target Company to take any of the following acts (and if the Transferee fails to give written consent within five (5) Business Days after the Transferor has provided the written application or notice, the Transferee shall be deemed to have consented):

(i)	To enter into any agreement or arrangement with the Transferor and/or its Related Parties on an unfair transaction basis or not in the normal course of business;

(ii)	To enter into any expenditure-type contract or undertaking with an amount of over 200,000 Yuan (or equivalent amount in other currency) (or make any bidding or offer that may lead to such contract or undertaking), or enter into any agreement, contract, arrangement or transaction that will substantially impede the Target Company and the operation of the Target Business or will cause any material change or Material Adverse Effect thereto, other than in the normal course of business;

(iii)	Whether it is general and in the normal course of business or not, to acquire or dispose, or agree to acquire or dispose any business or asset with the value of over 500,000 Yuan (or equivalent amount in non-RMB currency), except for the Related Party Transaction made for satisfaction of this Transaction;

(iv)	To terminate the operation of the existing businesses of the Target Company or change any material part of its business activities;

(v)	To sell or dispose all or substantially all intangible Assets or Assets of the Target Company;

(vi)	To distribute any profits by payment of dividends, capitalization of reserves or otherwise;

(vii)	To designate the appointment of the vice president of the management team or above of the Target Company;

(viii)	To establish or revise the conditions for any employee option or participation plan without written consent of the Transferee;

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(ix)	Where the Target Company attracts any investment or equity transaction other than the Equity Transfer or obtain any investment or equity transaction undertaking, or makes any equity investment in any other Target Company, except for the approval of transfer of equity of the Target Company for the purpose of performance of the Transaction Documents;

(x)	To set up or allow the incurring or issuance of any Indebtedness or Encumbrance that constitutes the guarantee, lien or mortgage of all or any goodwill, asset or right of the Target Company;

(xi)	To sell, transfer, use under license, mortgage or set up any Encumbrance over, or otherwise dispose any trademark, patent, copyright or other IPR of the Target Company;

(xii)	Except for the purpose of performance of the Transaction Documents, to revise or restate the articles of association of the Target Company;

(xiii)	Except for the purpose of performance of the Transaction Documents, the Target Company issues any decision of executive director or shareholder,; and

(xiv)	To make any direct or indirect external transfer of the interests of the Target Company, except for the daily normal operation of the Target Company.

(3)	The Transferor and the Transferee agree that the Transferee will dispatch financial or business personnel to review any expenditure-type contract or undertaking with an amount of over 100,000 Yuan (or equivalent amount in other currency) (or make any bidding or offer that may lead to such contract or undertaking), in order to avoid entering into any agreement, contract, arrangement or transaction that will substantially impede the Target Company and the operation of its main business or will cause any material change or Material Adverse Effect thereto, other than in the normal course of business.

7.2	Undertakings of Transferee

The Transferee undertakes:

(1)	To pay the Consideration to the Transferor on time and in full and fulfill other obligations provided hereunder in accordance with the provisions of this Agreement;

(2)	To cooperate with the Transferor in preparing and making any necessary documents relating to the Equity Transfer and cooperate with the Transferor in going through the approval, registration and filing formalities with relevant Governmental Authority in connection with the Equity Transfer and as required by the Applicable Laws; and

(3)	For the purpose of completing this Transaction, to handle other matters as may be reasonably required by the Transferor.

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7.3	Exclusivity

The Target Company and the Transferor undertake that, during the Transition Period, without prior written consent of the Transferee or unless otherwise agreed herein, the Target Company and the Transferor may not, and the Transferor shall cause the Target Company or its Related Parties and their respective directors, supervisors, senior executives, employees, representatives or agents not to:

(1)	Launch, induce or encourage any purchase and sale or other disposal that involves the equity of the Target Company, or any merger or consolidation that involves the Target Company, or any inquiry, quotation or offer that involves any purchase and sale or other disposal of the Target Business operated directly by the Transferor or through its Related Parties (each shall be referred to as an “Alternative Transaction”);

(2)	Participate in any discussion or negotiation on the Alternative Transaction, or provide or disclose any information on the Target Company or the Target Business for the Alternative Transaction; or

(3)	Enter into any written or oral agreement, arrangement or understanding for the Alternative Transaction, with or without binding effect.

7.4	Further Cooperation

The Target Company and the Transferor undertake that:

(1)	During the Transition Period, the Target Company shall, and the Transferor shall cause the Target Company and its directors, supervisors, senior executives and employees to make reasonable efforts to cooperate with the Transferee on any required information and document request;

(2)	During the Transition Period, with prior reasonable notice and during the normal working hours, the Target Company shall allow, the Transferor shall cause the Target Company to allow, the Transferee and its authorized personnel and professional consultants to enter into the place of operation and verify all documents, books and records, and shall instruct its managerial personnel and employees to timely provide information and make explanations to the Transferee and its authorized professional consultants;

(3)	The documents and materials that have already been or may be provided to the Transferee and its professional consultants by the Target Company or its representatives are authentic, accurate and complete, without any intentional concealment or gross omission, and the signatures and seals on such documents and materials are authentic, and all duplicate materials or copies are consistent with the originals.

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7.5	Notice on Particular Matters

Each Party to this Agreement undertakes that, during the Transition Period, it shall immediately notify the other Parties upon knowledge of the following matters and attach the corresponding certification documents:

(1)	Any notice or statement published by any Person for the consent, approval, authorization, order, registration, filing or other formalities that shall be obtained by or may be required from such Person with respect to the Equity Transfer;

(2)	Any notice or statement published by any Governmental Authority with respect to the Equity Transfer;

(3)	Any legal action, dispute, claim, litigation, investigation or other procedure initiated by or handled by any Governmental Authority, which involves or otherwise affects the ability of any Party hereto to fulfill its obligations hereunder or complete the Equity Transfer;

(4)	Any other event which may be reasonably expected to have any Material Adverse Effect on the Equity Transfer; and

(5)	The fact on satisfaction of any Condition Precedent.

7.6	Compliance with Transaction Documents

The Target Company and the Transferor undertake to duly perform and comply with the provisions of the Transaction Documents including this Agreement, without triggering any default event or potential default event.

7.7	Notice of Adverse Circumstance

Upon execution of this Agreement, where the Target Company or the Transferor is aware of any of the following important facts, and:

(1)	such fact is severely inconsistent with any statement, representation or warranty made by the Target Company and the Transferor under this Agreement;

(2)	such fact suggests that any statement, representation or warranty made by the Target Company and the Transferor under this Agreement is false or misleading; or

(3)	such fact will affect the acceptance of the equity of the Target Company by a prudent acquirer or affect the Transferee’s payment of the Consideration,

then the Target Company and the Transferor shall immediately issue a written notice to the Transferee. The Transferee shall, within fifteen (15) days upon receipt of such notice, be entitled to terminate this Agreement by giving written notice of the intention to do so to the Target Company and the Transferor, and/or demand the Target Company and the Transferor to assume the corresponding liabilities for breach of contract. The said termination notice will not affect any right available to the Transferee under this Agreement, other Transaction Documents or Applicable Laws.

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Article 8     Breach of Contract and Indemnity

8.1	Liabilities for Breach of Contract

This Agreement shall be binding upon the Parties once effective. Where any Party breaches any representation, warranty or other obligation hereunder, or such representation or warranty contains any false, misleading or inaccurate information which causes any harm to the other Party, or where any Party’s breach results in the non-performance or partial performance of this Agreement, all economic liabilities and legal liabilities arising out thereof shall be assumed by the breaching Party and the breaching Party shall indemnify the losses caused to Other Parties.

8.2	Transferor’s Indemnity

(1)	From and after the date of this Agreement, the Transferor shall indemnify, defend, protect and hold the Transferee harmless against the losses incurred due to, arising out of or resulting from (a) any breach of the representation or warranty of the Target Company and the Transferor and (b) any breach of any covenant or undertaking which shall be performed by the Target Company and/or the Transferor as set forth in this Agreement and other Transaction Documents, by the Target Company and the Transferor.

(2)	Without prejudice to the generality of the foregoing, whether the Transferor has made disclosure to the Transferee prior to the Closing Date hereunder, if the Target Company or the Transferor causes any loss to the Target Company and the Transferee after the Closing Date due to any fact or circumstance existing on and before the Closing Date (including but not limited to any defect in operation license, compliance of the taxation and business operation, IPR infringement, non-compliance in labor, social security or housing provident fund, etc.), the Transferor shall assume such loss and make compensation at the equivalent amount.

(3)	Notwithstanding the foregoing, given that the Transferor is the sole shareholder of the Target Company and the absolute actual controller of the Target Company, and after the Closing Date, the Transferee will become the sole shareholder of the Target Company, and the loss of the Target Company will become indirect loss of the Transferee; therefore, for any liability for breach of contract or other legal liability which shall be assumed by the Target Company to the Transferee under this Agreement on basis of any cause prior to the Closing Date, the Transferee shall be entitled to demand the Transferor in lieu of the Target Company to assume all expenditures and losses in connection therewith or make compensation of equivalent amount to the Target Company. In this case, the Transferor undertakes to unconditionally waive any and all rights of recovery or recourse against the Target Company.

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Notwithstanding the foregoing:

(1)	Where any representation or warranty set forth in Article 6.1 hereof is proved to be untrue or inaccurate, but such untrue or inaccurate representation or warranty does not cause any loss to the Transferee, the Transferor shall not be required to make any compensation to the Transferee;

(2)	Where the Transferor breaches any obligation or liability provided herein (including but not limited to the obligation on representation and warranty as provided in Article 6.1 hereof) which causes any loss to the Transferee, the Transferor shall only be liable for any claim request made by the Transferee in writing within twenty four (24) months after the Closing Date; and

(3)	The Transferor is not required to make any repeated compensation to the Other Parties to this Agreement for the same breach.

8.3	Transferee’s Indemnity

From and after the date of this Agreement, the Transferee shall indemnify, defend, protect and hold the Transferor harmless against any loss incurred due to or resulting from or relating to (a) any breach of the Transferee’s representation and warranty and (b) any breach of covenant or undertaking which shall be performed by the Transferee as set forth in this Agreement and other Transaction Documents, by the Transferee. In particular, where the Transferee fails to timely pay the Consideration to the Transferor in accordance with the provisions of Article 3 hereof, then for each day in delay, the Transferee shall pay 0.02% of the payable amount in delay to the Transferor as late interest.

8.4	Notice of Claim

(1)	The Party (“Indemnified Party”) entitled to indemnity under Article 8 hereof shall, upon knowledge of any loss which have caused or may cause any claim request, immediately notify each Party (“Indemnifying Party”) obligated to provide indemnity under Article 8 hereof.

(2)	The Parties agree that any delay in notifying the Indemnifying Party about the claim request (including any third party claim request) by the Indemnified Party shall not release the Indemnifying Party from this obligation, unless and only to the extent that the Indemnifying Party has suffered damage due to the delay of such notice.

8.5	Matters Related to Third Party

(1)	Where what the Indemnified Party shall notify the Indemnifying Party under Article 8.4 is any claim request made by a third party, the Indemnifying Party shall (a) retain an attorney reasonably acceptable to the Indemnified Party to defend any such claim request made against the Indemnified Party; (b) control and handle any necessary or desirable procedure or negotiation in connection with such claim request to make defense for the Indemnified Party; and (c) take any other measures or proceedings to solve or defend any such claim request.

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(2)	Without written consent of the Indemnified Party, the Indemnifying Party may not make any settlement or compromise of any claim request, or consent to any judgment, unless such settlement, compromise or judgment (a) contains any term to unconditionally release any and all obligations of the Indemnified Party in connection with such claim request, and (b) does not contain any statement or recognition of any fault, culpability or omission made by any Indemnified Party or its representative.

(3)	In either circumstance, the Indemnified Party and the Indemnifying Party shall mutually and reasonably notify each other all matters concerning any third party claim request, and shall rapidly and mutually notify any and all relevant important progress in writing and shall mutually provide full cooperation and assistance for its defense, negotiation or settlement.

Article 9     Effectiveness and Termination

9.1	Effectiveness

This Agreement shall become effective from the date when the Parties duly sign it.

9.2	Early Termination

This Agreement may be terminated in advance prior to the Closing Date in accordance with the following provisions:

(1)	With unanimous written consent of the Parties;

(2)	Where the Transferee terminates this Agreement in accordance with Article 4.2; and

(3)	Where any Governmental Authority with jurisdiction makes any final permanent injunction, regulation, rule, ordinance or order to restrict, prohibit or rescind the completion of the Equity Transfer, any Party may terminate this Agreement.

9.3	Effect of Termination

Where this Agreement is terminated in accordance with Article 9.2, except for Article 1 (Definitions and Interpretations), Article 8 (Breach of Contract and Indemnity), Article 10.2 (Notice), Article 10.5 (Applicable Laws and Dispute Resolution), Article 10.6 (Confidentiality and Information Disclosure), Article 10.7 (Severability) and the agreement reached under this Article 9.3, this Agreement shall be null and void and no longer have any binding effect and force, and except for the refund of all Consideration paid by the Transferee to the Transferor by the Transferor, neither Party shall assume any liability or obligation hereunder. Provided that, notwithstanding the termination of this Agreement, any Party shall be liable for the losses caused to the other Parties due to its breach of this Agreement prior to the termination of this Agreement.

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Article 10     Miscellaneous

10.1	Fees

The fees of the Parties incurred by retaining outside counsels, accountants and other consultants shall be respectively borne by the Transferor and the Transferee. If this Transaction is successfully completed, KanKan is not required to pay any agency fee or consulting fee for this Transaction. The Parties shall respectively bear the Tax, costs and fees arising out of the execution and performance of this Agreement.

10.2	Notice

(1)	All notices, demands, requests, consents, waivers and other communications required or permitted hereunder shall be made in writing (including telegraph, telex or similar written form) and shall be sent, posted or mailed, delivered or telexed to the following address:

Transferee:	Beijing Nesound International Media Corp., Ltd.
	Attn:	GU Feng
	Fax:	010-88594185
	Address:	Room 601, 6/F, Hezhan Mansion, No.79 Banjing Road, Haidian District, Beijing (registered address)

Transferor:	Shenzhen Xunlei Networking Technologies Co., Ltd.
	Attn:	HUANG Peng
	Fax:	0755- 26035777
	Address:	7&8/F, No.11 Building, Shenzhen Software Park Phase II, Keji Mid. 2nd Road, Nanshan District, Shenzhen

Target Company:	Shenzhen Xunlei Kankan Information Technologies Co., Ltd.
	Attn:	HAO Zhizhong
	Fax:	0755- 26035777
	Address:	Room 701, No.11 Building, Shenzhen Software Park Phase II, Keji Mid. 2nd Road, Nanshan District, Shenzhen

(2)	All notices, demands or other communications sent or delivered under Article 10.2 (1) shall be deemed to have sent or delivered under the following circumstances: (a) in case of express courier or personal delivery, they shall be deemed to have served when the relevant notices, demands or communications are sent to the relevant address stated above; and (b) in case of fax, they shall be deemed to have served when the relevant notices, demands or communications are transmitted to the said fax number and the report on successful fax transmission is obtained.

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10.3	Amendment

Any amendment to this Agreement may only become effective after each Party signs a written agreement for that.

10.4	Waiver

The failure of any Party hereto to exercise or timely exercise any of its rights, powers or remedies hereunder shall not be deemed as a waiver, and any single or partial exercise shall not preclude any other further exercise or preclude other exercise or exercise of any other rights, powers or remedies. Moreover, the waiver of any Party hereto to hold the breaching Party accountable for any breach shall not be deemed as such Party’s waiver of any right to hold the breaching Party accountable for any other breach subsequently occurred.

10.5	Applicable Laws and Dispute Resolution

(1)	This Agreement shall be governed by and interpreted in accordance with the PRC laws.

(2)	In case of any dispute arising out of the interpretation or implementation of this Agreement, the Parties shall first attempt to solve such dispute through friendly negotiation. Where the dispute cannot be solved through negotiation within sixty days after a Party serves the written notice on demanding commencement of negotiation to Other Parties, then either Party may submit the dispute to the China International Economic and Trade Arbitration Commission, South China Sub-Commission for arbitration, and the relevant Parties agree to entrust the chairman of the Commission to appoint one arbitrator to arbitrate the dispute in Shenzhen in accordance with the rules of the Commission then in force. The arbitration award shall be final and binding upon the Parties and may not be appealed. The arbitration fee shall be borne by the defeating party, unless otherwise provided by the arbitration award.

(3)	In case of any dispute and during the arbitration of any dispute, except for the disputed matters, the Parties shall continue exercising their respective other rights hereunder and performing their respective other obligations hereunder.

10.6	Confidentiality and Information Disclosure

(1)	Neither Party shall, nor shall cause its Related Parties, shareholders, directors, senior executives, employees, representatives or agents to, directly or indirectly disclose the existence of the Transaction Documents or any information on the Equity Transfer (including any information obtained by such Party when participating in the negotiation and execution of the Equity Transfer), unless (a) with the prior written consent of the non-disclosing Party, or (b) such information is required to be disclosed under the Applicable Laws and is only disclosed to the necessary extent conforming to any rule or policy of any stock exchange or such Applicable Laws; provided that the disclosing Party shall issue an immediate written notice to the non-disclosing Party about its disclosure need, so that the non-disclosing Party may, to the extent permitted by the then circumstance, have reasonable opportunity to: (a) obtain any protection order or other form of protection to avoid disclosure, and (b) give advice on the words and content of such disclosure.

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(2)	Notwithstanding the foregoing, the Parties shall be entitled to disclose the existence of this Agreement, the Equity Transfer and other matters to the corresponding banks and the accountants and legal counsels retained by them and their business partners and employees within necessary scope, provided that the individuals or entities who know such information shall have agreed to assume confidentiality obligation not less than those provided herein.

(3)	Without prior written consent of the other Parties of this Agreement, neither Party may disclose matters or information relating to this Transaction on any press conference, industry or professional media, marketing materials and other media to any third party or the public; where a Party indeed needs to make such disclosure to any third party or the public, the content of its disclosure shall be first recognized by other Parties hereto in writing.

10.7	Severability

All obligations hereunder shall be deemed as separate obligations and be enforceable, and where any or several obligations hereunder cannot be enforced, the enforceability of other obligations shall not be affected. Where this Agreement is unenforceable against any Party, it shall not affect the enforceability of this Agreement between other Parties. Where any or several provisions in this Agreement or other Transaction Documents and their auxiliary documents is held to be invalid, illegal or unenforceable in any aspect under any Applicable Laws, or where the Governmental Authority demands any revision thereto, the validity, legality and enforceability of the remaining provisions shall not be thereby affected or damaged in any aspect. The Parties shall, through good faith negotiation, make efforts to replace such invalid, illegal or unenforceable provisions with valid provisions, and the economic effects produced by such valid provisions shall be close to the economic effects of such invalid, illegal or unenforceable provisions as much as possible.

10.8	Assignment

Without prior written consent of other Parties, neither Party may assign all or part of its rights and obligations hereunder to any third party. Provided that the Transferee may, by notifying the Transferor five (5) Business Days in advance in writing, assign all or part of its rights and obligations hereunder to its Related Party to enjoy and assume the same (in which case, the Transferee shall assume the joint and several liability for the obligations of its Related Party under this Agreement).

10.9	Entire Agreement

This Agreement and other Transaction Documents constitute all agreement among the Parties with respect to the subject matter of this Agreement. In case of any conflict with any previous oral or written agreement of the Parties, this Agreement shall prevail. Any modification to this Agreement must be made in written form agreed by the Parties.

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10.10	Appendices

The appendices to this Agreement shall be integral parts of this Agreement and mutually supplementary to the body of this Agreement and shall have the same legal force with this Agreement.

10.11	Counterpart

This Agreement shall be written in Chinese and made in triplicate, with each Party holding one copy of the same legal force. The signed copy includes the copy sent by fax or telex, and each copy shall be deemed as original, but all signed copies shall together be deemed as one and the same instrument.

10.12	Preference

Where any other agreement (including but not limited to Appendix IV: Equity Transfer Agreement for Industrial and Commercial Registration attached hereto) is required to be executed for the Equity Transfer in the format provided by the Governmental Authority for the purpose of requesting the Governmental Authority to implement any particular act, this Agreement and other Transaction Documents shall prevail over such agreement, and such agreement may only be used for requesting the Governmental Authority to implement such particular act, and may not be used for establishing and demonstrating any right or obligation of relevant parties for matters provided in such agreement.

(The remainder of this page is intentionally left blank.)

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In Witness Whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

Beijing Nesound International Media Corp., Ltd.

By:	/s/ LIU Wenwu
Name:	LIU Wenwu
Title:	Legal Representative

In Witness Whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

Shenzhen Xunlei Networking Technologies Co., Ltd.

By:	/s/ ZOU Shenglong
Name:	ZOU Shenglong
Title:	Legal Representative

In Witness Whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

Shenzhen Xunlei Kankan Information Technologies Co., Ltd.

By:	/s/ JIN Hui
Name:	JIN Hui
Title:	Legal Representative